                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          -----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                                    DDi Corp.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    233162502
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                                 (CUSIP Number)

                                  Jason Mudrick
                    c/o Contrarian Capital Management, L.L.C.
                             411 West Putnam Avenue
                                    Suite 225
                          Greenwich, Connecticut 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2007
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             (Date of Event which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [X].

      Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

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CUSIP No. 233162502                   13D                    Page 2 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Contrarian Capital Management, L.L.C.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*

                    WC, AF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
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 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,132,870
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,132,870
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,132,870
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
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    14         TYPE OF REPORTING PERSON*

                    IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 233162502                   13D                    Page 3 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Contrarian Equity Fund, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*

                    WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
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 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,132,870
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,132,870
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,132,870
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 233162502                   13D                    Page 4 of 6 Pages
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      The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the
Schedule 13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of the date hereof, CCM may be deemed to beneficially own 1,132,870
Shares, consisting of 1,132,870 Shares held by Contrarian Equity.

      As of the date hereof, Contrarian Equity may be deemed to beneficially own
1,132,870 Shares.

      The funds for the purchase of the Shares beneficially owned by the
Reporting Persons came from the working capital of Contrarian Equity. The total cost for the Shares beneficially owned by the Reporting Persons is $5,947,568.

      No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

      Item 5 is hereby amended and restated to read as follows:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a-e) As of the date hereof, CCM may be deemed to be the beneficial owner of 1,132,870 Shares, consisting of 1,132,870 Shares held by Contrarian Equity, constituting 5.0% of the Shares of the Issuer, based upon the 22,615,819 Shares outstanding as of August 6, 2007, according to the Issuer's Quarterly Report on
Form 10-Q filed with the SEC on August 8, 2007.

      As of the date hereof, Contrarian Equity may be deemed to be the beneficial owner of 1,132,870 Shares constituting 5.0% of the Shares of the
Issuer, based upon the 22,615,819 Shares outstanding as of August 6, 2007, according to the Issuer's most recently filed Form 10-Q.

      Contrarian Equity has the sole power to vote or direct the vote of 0
Shares; has the shared power to vote or direct the vote of 1,132,870 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,132,870 Shares.

      Schedule A attached hereto sets forth the transactions in the Shares by the Reporting Persons during the past 60 days. Unless otherwise noted, all such transactions were effected in the open market.

      The Shares to which this filing relates were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the
Shares.

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CUSIP No. 233162502                   13D                    Page 5 of 6 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 CONTRARIAN CAPITAL MANAGEMENT, L.L.C.*

                                                 /s/ Jason Mudrick
                                 -----------------------------------------------
                                                   (Signature)

                                         Jason Mudrick, Portfolio Manager
                                 -----------------------------------------------
                                                  (Name/Title)

                                 CONTRARIAN EQUITY FUND, L.P*
                                 By: Contrarian Capital Management, L.L.C.

                                                 /s/ Jason Mudrick
                                 -----------------------------------------------
                                                   (Signature)

                                         Jason Mudrick, Portfolio Manager
                                 -----------------------------------------------
                                                  (Name/Title)

                                 October 9, 2007

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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CUSIP No. 233162502                   13D                    Page 6 of 6 Pages
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                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS.

  Shares of Common Stock           Price Per                  Date of
          (Sold)                    Share($)                   Sale
          ------                    -----                      ----
      (249,846)(1)                   6.5007                  10/03/07
        (8,654)(2)                   6.5007                  10/03/07
    (1,096,712)(1)                   6.5459                  10/04/07
       (37,988)(2)                   6.5459                  10/04/07
      (493,660)(1)                   6.6000                  10/08/07
       (56,340)(2)                   6.6000                  10/08/07

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(1) By Contrarian Equity Fund, L.P.

(2) By certain investment vehicles and managed accounts for which CCM serves as the investment manager.